Filed by Capitol Acquisition Holding Company Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Capitol Acquisition Corp. III (File No. 001-37588)

Commission File No. for the Related Registration Statement: 333-217256

Cision and Capitol Acquisition Corp. III Announce Record Date of June 9 for Annual Meeting of Capitol’s Stockholders

CHICAGO AND WASHINGTON, June 6, 2017 – Capitol Acquisition Corp. III (NASDAQ: CLAC, “Capitol”), a publicly traded investment vehicle, and Cision, a leading global provider of cloud-based earned media solutions, announced today that holders of record of Capitol’s common stock at the close of business on June 9, 2017 (the “Record Date”) will be invited to attend Capitol’s annual meeting of stockholders to vote on, or submit a proxy to vote on, (A) a proposal to approve the business combination including the transactions contemplated by the Agreement and Plan of Merger dated as of March 19, 2017 and amended as of April 7, 2017 by and among Capitol, Capitol Acquisition Holding Company Ltd. (“Holdings”), Capitol Acquisition Merger Sub, Inc., Canyon Holdings (Cayman) L.P., and Canyon Holdings S.a r.l. (“Cision”), (B) proposals to approve material differences between the constitutional documents of Holdings that will be in effect upon the closing of the transactions and Capitol’s current amended and restated certificate of incorporation, (C) the election of seven directors who, upon consummation of the transactions, will be the directors of Holdings, (D) a proposal to approve the 2017 Omnibus Incentive Plan, which is an incentive compensation plan for employees of Holdings and its subsidiaries, including Cision and (E) a proposal to adjourn the annual meeting to a later date or dates, if necessary. The full meeting agenda will be detailed in the definitive proxy statement/prospectus to be mailed to all Capitol stockholders upon the Registration Statement (defined below) of Holdings being declared effective by the Securities and Exchange Commission. The meeting of stockholders of Capitol has been tentatively scheduled for June 29, 2017, which date is subject to change.

Ensuring Your Vote is Counted

In advance of the Record Date, Capitol advises holders of its securities to move these securities into accounts that do not permit the lending of securities, so called cash accounts or segregated accounts, and out of accounts that permit the lending of securities, such as margin accounts. These steps are designed to ensure that votes related to common stock beneficially owned by stockholders are properly counted. Beneficial owners of shares of common stock that have been lent out (either with or without the beneficial owners’ knowledge) are not permitted to vote those shares.

About Capitol Acquisition Corp. III

Capitol Acquisition Corp. III is a publicly traded investment vehicle formed for the purpose of effecting a merger, acquisition or similar business combination. Capitol is led by Chairman and Chief Executive Officer Mark D. Ein, and President and Chief Financial Officer L. Dyson Dryden. Capitol’s securities are quoted on the Nasdaq stock exchange under the ticker symbols CLAC, CLACW and CLACU. The company, which raised $325 million of cash proceeds in an initial public offering in October 2015, is Capitol’s third publicly traded investment vehicle. The first, Capitol Acquisition Corp., created Two Harbors Investment Corp. (NYSE: “TWO”), a leading mortgage real estate investment trust (REIT) and the second, Capitol Acquisition Corp. II, merged with Lindblad Expeditions, Inc. (NASDAQ: “LIND”), a global leader in expedition travel.

About Cision

Cision is a leading media communication technology and analytics company that enables marketers and communicators to effectively manage their earned media programs in coordination with paid and owned channels to drive business impact. As the creator of the Cision Communications Cloud™, the first-of-its-kind earned media cloud-based platform, Cision has combined cutting-edge data, analytics, technology and services into a unified communication ecosystem that brands can use to build consistent, meaningful and enduring relationships with influencers and buyers in order to amplify their marketplace influence. Cision solutions also include market-leading media technologies such as PR Newswire, Gorkana, PRWeb, Help a Reporter Out (HARO) and iContact. Cision serves over 75,000 customers in 170 countries and 40 languages worldwide, and maintains offices in North America, Europe, the Middle East, Asia, and Latin America. For more information, visit www.cision.com or follow @Cision on Twitter.

Safe Harbor

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results.

Additional information concerning these and other risk factors is contained in Capitol’s most recent filings with the Securities and Exchange Commission (“SEC”). All subsequent written and oral forward-looking statements concerning Capitol and Cision, the merger, the related transactions or other matters and attributable to Capitol and Cision or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Capitol and Cision caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Capitol and Cision do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information

Holdings has filed with the SEC a registration statement on Form S-4 (File No. 333-217256) (the “Registration Statement”) which includes a preliminary proxy statement of Capitol, and a preliminary prospectus with respect to Holdings’ securities to be issued in connection with the proposed business combination. Capitol plans to mail to its stockholders a definitive proxy statement/prospectus with respect to Holdings’ securities to be issued in connection with the business combination. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT CAPITOL, HOLDINGS, CISION, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, and the definitive proxy statement/prospectus (when they become available) and other relevant materials and any other documents filed by Capitol or Holdings with the SEC free of charge at the SEC’s web site at www.sec.gov. In addition, shareholders will be able to obtain free copies of the Registration Statement by directing a request to: Capitol Acquisition Corp. III, 509 7th Street NW, Washington, DC 20004 or by emailing info@capitolacquisition.com; and/or on Cision’s website at www.cision.com or by directing a written request to Cision, 130 East Randolph St., 7th Floor, Chicago, IL 60601 or by emailing askcision@cision.com.

Participation and Interests in Solicitation

Capitol, Cision and Holdings and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Capitol’s stockholders in connection with the proposed business combination. Information about Capitol’s directors and executive officers is set forth in Capitol’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on March 10, 2017. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the Registration Statement filed by Holdings. These documents are available free of charge as indicated above.

Disclaimer

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Capitol, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Contact:

Capitol Acquisition Corp. III

509 7th Street, N.W.

Washington, D.C. 20004

Tel: (202) 654-7060

Email: info@capitolacquisition.com